UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:        December 31, 2005
                                               Estimated average burden
                                               hours per response.............11

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. 1)*

                                THE CRONOS GROUP

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.00 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   L20708 10 8

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 20, 2004

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L20708 10 8         13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


                Philippe Blumenthal
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


                United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        0
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                0%


________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. L20708 10 8                13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


                Quadrangle Offshore (Cayman) LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


                Cayman Islands
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        0
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                0%


________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


                OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. L20708 10 8              13G

Item 1(a).  Name of Issuer:


                        The Cronos Group
________________________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                        Orchard Lea
                        Winkfield Lane
                        Winkfield Windsor
                        Berkshire SL4 4RV
                        England

________________________________________________________________________________

Item 2(a).  Name of Person Filing:

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13G is being filed jointly by Philippe Blumenthal, an individual, and Quadrangle Offshore (Cayman) LLC, a Cayman Islands company ("Quadrangle LLC"). Mr. Blumenthal and Quadrangle LLC (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(1) of the Exchange Act.

________________________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

The principal business address of Mr. Blumenthal is 399 Park Avenue, New York, New York. The principal business address of Quadrangle LLC is c/o Goldman Sachs (Cayman) Trust, Ltd., Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands.

________________________________________________________________________________

Item 2(c).  Citizenship:

Mr. Blumenthal is a United States citizen. Quadrangle LLC is a company organized in the Cayman Islands.

________________________________________________________________________________

Item 2(d).  Title of Class of Securities:


Common Stock, par value $2.00 per share ("Common Stock")
________________________________________________________________________________



Item 2(e).  CUSIP Number:

                L20708 10 8

________________________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

________________________________________________________________________________

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of July 20, 2004, the Reporting Persons owned 0 shares of the Common Stock.


     (b)  Percent of class:

          As of July 20, 2004, the Reporting Persons owned 0% of the issued and outstanding shares of Common Stock of the Issuer.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               0

          (ii) Shared power to vote or to direct the vote:

               0


          (iii) Sole power to dispose or to direct the disposition of:

               0

          (iv) Shared power to dispose or to direct the disposition of:

               0

________________________________________________________________________________

Item 5.  Ownership of Five Percent or Less of a Class.


This Amendment No. 1 on Schedule 13G is being filed to report the fact that as of the date of this filing, the Reporting Persons have ceased to be the beneficial owner of more than five (5%) percent of the class of securities. (X)

________________________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


                        Not Applicable.
________________________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


                        Not Applicable.
________________________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


                        Not Applicable.
________________________________________________________________________________

Item 9.  Notice of Dissolution of Group.


                        Not Applicable.
________________________________________________________________________________

Item 10. Certifications. By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 9, 2004                           QUADRANGLE OFFSHORE (CAYMAN) LLC

                                         By:  N.S. Nominees Ltd., its Director


                                         By: /s/ Martin Lang
                                             -------------------------------
                                             N.S. Nominees Ltd.,
                                             By: its duly authorized officer


July 20, 2004                            By: /s/ Philippe Blumenthal
                                             -------------------------------
                                         Philippe Blumenthal

                                                                   EXHIBIT NO. 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of The Cronos Group, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings. This Joint Filing Agreement may be executed in counterparts, which together shall constitute one and the same instrument.

Dated: August 9, 2004                      QUADRANGLE OFFSHORE (CAYMAN) LLC

                                           By:  N.S. NOMINEES LTD., its Director


                                           By: /s/ Martin Lang
                                               ---------------------------------
                                               N.S. Nominees Ltd.,
                                               By: its duly authorized officer



Dated: July 20, 2004                       By: /s/ Philippe Blumenthal
                                               ---------------------------------
                                           Name:  Philippe Blumenthal